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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED NOV 22 2004 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way
(No. and Street)

Madison (City) WI (State) 53717-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Allen Jacobson (608) 827-6400
(Area Code - Telephone No.)

PROCESSED DEC 01 2004 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

434 South Yellowstone Drive (Address) Madison (City) WI (State) 53719 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SD

OATH OR AFFIRMATION

I, M. Allen Jacobson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Partners, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. Allen Jacobson
Signature

President
Title

Judy M. Faust
Notary Public comm. exp. 5/25/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on the Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Buttonwood Partners, Inc.

Statement of Financial Condition
09.30.2004

Filed as public information pursuant to rule 17a-5(d)
Under the Securities Exchange Act of 1934.

Buttonwood Partners, Inc.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Buttonwood Partners, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. as of September 30, 2004 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Madison, Wisconsin
October 28, 2004

Buttonwood Partners, Inc.

Statement of Financial Condition
September 30, 2004

Assets		
Cash	$	122,688
Commissions Receivable		111,503
Shareholder Receivable		22,812
Other Receivables		6,500
Deposit with Clearing Broker/Dealer		50,000
Furniture and Equipment, net		101,160
	$	414,663
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	25,743
Accrued salaries and benefits		150,829
Income taxes payable		585
Deferred taxes		9,000
		186,157
Commitments and Contingencies (Notes 5 and 6)		
Stockholders' Equity (Note 4)		
Common stock, $1 par value; 56,000 shares authorized; 1,800 shares issued and outstanding		1,800
Additional paid-in capital		178,200
Retained earnings		48,506
		228,506
	$	414,663

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Buttonwood Partners, Inc. (the Corporation) is a Wisconsin corporation formed on March 7, 1990, for the purpose of conducting business as a broker/dealer in securities. The Corporation has an office in Madison, Wisconsin and serves primarily individual customers in the Midwest.

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Corporation's significant accounting policies follows:

Trade Receivables: Trade receivables are carried at original invoice amount. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Trade Date Basis Securities Purchases: Proprietary security transactions, commission revenue, and related expenses are recorded on a settlement date basis. Liabilities for trade date basis purchases of securities represent obligations to the Corporation's clearing broker/dealer for transactions executed, but not yet settled, relating to securities purchased by the Corporation and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period. The Corporation owned no securities at September 30, 2004.

Furniture and Equipment: Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed principally by the straight-line method over five to ten years.

Income Taxes: Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred taxes at September 30, 2004 relates primarily to differences in bases related to furniture and equipment.

Recent Accounting Pronouncement: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission (SEC). The effective date for non-public companies has been delayed for fiscal years commencing after December 15, 2003.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

On February 19, 2004, the SEC issued a No-Action Letter stating that the SEC will not recommend enforcement action of a broker/dealer that is a non-public entity in calculating net capital under SEC Rule 15c3-1 if such broker/dealer adds to its regulatory net worth the carrying value of mandatorily redeemable financial instruments that SFAS No. 150 excludes from the firm's equity in accordance with generally accepted accounting principles. The relief granted under the No-Action Letter is temporary and is available only during the first fiscal year beginning after December 15, 2003. With the commencement of the fiscal year beginning after December 15, 2004, the effects of any reclassification of mandatorily redeemable financial instruments will flow through, without adjustment, to the computation of net capital. The Company's management is currently reviewing this matter and has not yet determined the impact, if any, on its financial position, results of operations, and regulatory net capital.

Note 2. Deposit with Clearing Broker/Dealer

The Corporation is dependent on its clearing broker/dealer, National Financial Services Corporation (NFSC) for the everyday processing of customer transactions as required under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Note 3. Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2004:

Furniture and fixtures	$	24,969
Office equipment		342,930
		367,899
Less accumulated depreciation		266,739
	$	101,160

Note 4. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Corporation had net capital, net capital requirements, and a net capital ratio of the following at September 30, 2004:

Net capital	$	97,261
Net capital requirements		50,000
Net capital ratio		1.91 to 1

Note 5. Commitments

The Corporation leases its Madison, Wisconsin office space under an operating lease that expires April 30, 2009. The future minimum lease payments are as follows:

Years Ending September 30,		
2005	$	110,000
2006		110,000
2007		111,375
2008		114,716
2009		68,074
	$	514,165

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Corporation's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7. Employee Benefit Plan

The Corporation provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Corporation for at least one year to be eligible to participate. Each eligible employee may defer an amount not to exceed 15 percent of their compensation using pre-tax dollars.